Exhibit 12 (b)

Xerox Corporation

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

($ In millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Fixed charges:
Interest expense	$176	$216	$530	$695
Portion of rental expense which represents interest factor	20	18	64	55

Total fixed charges	$196	$234	$594	$750

Earnings available for fixed charges:
Earnings	$225	$155	$756	$149
Less: Undistributed equity in income of affiliated companies	(59)	(13)	(93)	(33)
Add: fixed charges before capitalized interest and preferred stock dividends	196	234	594	750

Total earnings available for fixed charges	$362	$376	$1,257	$866

Ratio of earnings to fixed charges	1.85	1.61	2.12	1.15

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Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock

Dividends

($ In millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Fixed charges:
Interest expense	$176	$216	$530	$695
Portion of rental expense which represents interest factor	20	18	64	55

Total fixed charges	$196	$234	$594	$750
Preferred stock dividends pre-tax income requirements	24	35	87	56

Total combined fixed charges and preferred stock dividends	220	269	681	806
Earnings available for fixed charges:
Earnings	$225	$155	$756	$149
Less: Undistributed equity in income of affiliated companies	(59)	(13)	(93)	(33)
Add: fixed charges	196	234	594	750

Total earnings available for fixed charges and preferred stock dividends	$362	$376	$1,257	$866

Ratio of earnings to combined fixed charges and preferred stock dividends	1.65	1.40	1.85	1.07

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